UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Inhibitor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45720M 10 5

(CUSIP Number)

May 5, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 45720M 10 5

1.	NAMES OF REPORTING PERSONS Ronald E. Osman Trust III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 45-6945735
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,489,985(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 23,489,985(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,489,985
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.67%(2)
12.	TYPE OF REPORTING PERSON OO (Trust)

CUSIP No. 45720M 10 5

1.	NAMES OF REPORTING PERSONS Ronald E. Osman I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,989,985(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,989,985(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,989,985
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.12%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents 23,489,985 shares of Common Stock held by the Ronald E. Osman Trust III, and 2,500,000 shares of Common Stock held by the Michelle A. Osman Irrevocable Trust. Ronald E. Osman, the trustee of the Ronald E. Osman Trust III, has voting and dispositive control over the shares held by the Ronald E. Osman Trust III. Michelle A. Osman, Mr. Osman’s wife, is the trustee of the Michelle A. Osman Irrevocable Trust. Mr. Osman does not have voting and dispositive control over any of these shares and disclaims any beneficial ownership of the reported shares held by the Michelle A. Osman Trust other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

The percentages of the shares of Common Stock held by the Reporting Persons are based on 171,793,134 shares of Common Stock issued and outstanding, as reported on the Company’s Annual Report on Form 10-K, filed by the Company with the SEC on March 31, 2023.

Item 1.

(a) Name of Issuer

Inhibitor Therapeutics, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

900 West Platt St., Suite 200

Tampa, Florida 33606

Item 2.

(a)	Name of Person Filing

This schedule 13G is filed on behalf of the Ronald E. Osman Trust III (the “Trust”) and Ronald E. Osman (collectively, with the Trust, the “Reporting Persons”). Ronald E. Osman, the trustee of the Ronald E. Osman Trust III, has voting and dispositive control over the shares held by the Ronald E. Osman Trust III.

(b)	Address of Principal Business Office or, if None, Residence

The address of each of the Reporting Persons is:

241 Aquamsi Street

Cape Girardeau, MO 63703

(c)	Citizenship

The Ronald E. Osman Trust III is a trust formed in the state of Illinois.

Mr. Osman is a citizen of the Missouri

(d)	Title of Class of Securities

Common Stock, par value $0.0001

(e)	CUSIP Number

45720M 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2023	Ronald E. Osman Trust III

	By:	/s/ Ronald E. Osman
Name: Ronald E. Osman
Title: Trustee of Ronald E. Osman Trust III

May 17, 2023		/s/ Ronald E. Osman
Ronald E. Osman